

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Steve Brassard
Director, Finance
ALR Technologies SG Pte. Ltd.
80 Robinson Road #02-00
Singapore 068

Re: ALR Technologies SG Pte. Ltd.
Form F-4
Exhibit No. 10.6
Filed September 8, 2022
File No. 333- 265166

Dear Mr. Brassard:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance